UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

C-Bond Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

12508X 10 9
(CUSIP Number)

May 8, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	12508X 10 9

1	Names of Reporting Persons
Jeff Badders
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
21,235,060
	6	Shared Voting Power

	7	Sole Dispositive Power
21,235,060
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
21,235,060
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
17.0%
12	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)	Name of Issuer: C-Bond Systems, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 6035 South Loop East, Houston, TX 77033
Item 2.
(a)	Name of Person Filing: Jeff Badders
(b)	Address of Principal Business Office or, if None, Residence: 4002 North Street, Nacogdoches, TX 75965
(c)	Citizenship: United States
(d)	Title and Class of Securities: Common Stock
(e)	CUSIP No.: 12508X 10 9
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

The percentages used herein are calculated based upon a total of 125,199,633 shares of Common Stock issued and outstanding as of March 22, 2020.

(a)	Amount Beneficially Owned: 21,235,060
(b)	Percent of Class: 17.0%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 21,235,060
(ii)	Shared power to vote or to direct the vote:
(iii)	Sole power to dispose or to direct the disposition of: 21,235,060
(iv)	Shared power to dispose or to direct the disposition of:
Item 5.	Ownership of Five Percent or Less of a Class. Not applicable
Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not applicable
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable
Item 8.	Identification and classification of members of the group. Not applicable
Item 9.	Notice of Dissolution of Group. Not applicable
Item 10.	Certifications. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2020

/s/ Jeff Badders
Jeff Badders